Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
(In millions)

	For the Years			For the Six Months
	Ended December 31,			Ended June 30,
	Predecessor	Combined	Successor	Successor	Successor
	2008	2009 (1)	2010	2010	2011

Earnings
Income (Loss) before Noncontrolling Interest and Income Taxes	$(2,550)	$9,758	$58	$45	$(57)
Fixed Charges	1,912	1,384	885	427	478

Total Earnings	$(638)	$11,142	$943	$472	$421

Fixed Charges
Interest Expense	$1,872	$1,067	$853	$416	$456
Interest Expense Included Within Reorganization Items, Net	-	289	-	-	-
Amortization of Debt Costs	33	21	24	7	18
Interest Element of Rentals	7	7	8	4	4

Total Fixed Charges	$1,912	$1,384	$885	$427	$478

Ratio of Earnings to Fixed Charges (2)	-	8.05	1.07	1.11	-

(1) Upon our emergence from bankruptcy, we adopted fresh start accounting, which resulted in an $11.8 billion gain due to bankruptcy related items during the eleven months ended November 30, 2009. In accordance with GAAP, the audited consolidated financial statements present the results of operations for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of ratio of consolidated earnings to fixed charges in this prospectus supplement, we have combined the 2009 results of operations for the Predecessor and the Successor.

(2) Earnings for the year ended December 31, 2008 and six months ended June 30, 2011 were insufficient to cover fixed charges by $2.6 billion and $57 million, respectively. As a result of such deficiencies, the ratios are not presented above.